Exhibit 99.1

Black Diamond Establishes Alberta Energy Corporation

VANCOUVER, BRITISH COLUMBIA--(Marketwire - August 28, 2008) - Black Diamond Brands Corp. (OTCBB:BDMHF), the "Company", is pleased to announce that it has established an Alberta energy exploration corporation – Point Grey Energy Inc., and has appointed Mr. Scott Henderson; Director and Chief Operating Officer of the new subsidiary.

Scott Henderson, the founder of Trojan Energy Inc., has extensive experience in the oil & gas industry particularly in Alberta, where his prior experience and contacts will be invaluable as the Company expands this new division.  Mr. Henderson brings to the Company an impressive 18 year track record with mid-sized Canadian energy companies including Northrock Resources Ltd. and Antrim International.  Mr. Henderson’s expertise is in the evaluation of producing properties and the identification of new exploration initiatives.

In addition and pursuant to a Rights Purchase Agreement dated June 24, 2008, the Company agreed to acquire certain oil and gas rights from Mr. Henderson and Trojan Energy. Point Grey will now be actively pursuing Landsales in Alberta and small non-producing under exploited resources.

The Company is currently seeking a Canadian stock exchange listing for its class “A” common stock.  Further information will be made available as it materializes.

FOR FURTHER INFORMATION PLEASE CONTACT:

Black Diamond Brands Corp.
Brad J. Moynes
CEO
(604) 646-5620 or Toll Free: 1-877-646-5635
Website: www.blackdiamondbrands.com